AB
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11015273

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
JAN 13 2011
Washington, DC
193

SEC FILE NUMBER
8- 65404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/09 (MM/DD/YY) AND ENDING 10/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BMO NESBITT BURNS TRADING CORP. S.A.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSANNE VORSTER (212) 702-1982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE (Address) NEW YORK (City) NEW YORK (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

#PW

OATH OR AFFIRMATION

I, PETER HINMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO NESBITT BURNS TRADING CORP. S.A., as of OCTOBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIETTA K BOTTERO
NOTARY PUBLIC, State of New York
No. 31-4644432
Qualified in New York County
Commission Expires November 30, 2013

Notary Public

Signature

PETER HINMAN, CHIEF EXECUTIVE OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Nesbitt Burns Trading Corp. S.A.:

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Trading Corp. S.A. (the "Company") as of October 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BMO Nesbitt Burns Trading Corp. S.A. as of October 31, 2010, in conformity with U.S. generally accepted accounting principles.

As described in note 2 to the accompanying statement of financial condition of BMO Nesbitt Burns Trading Corp. S.A., shareholders' deficit as of October 31, 2009 has been restated to correct a misstatement from the Company's previously issued statement of financial condition.

KPMG LLP

January 13, 2011

BMO NESBITT BURNS TRADING CORP. S.A.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

October 31, 2010

Assets

Cash	$	475,819
Securities borrowed		1,716,878,489
Receivable from brokers, dealers, and clearing organizations		143,198,768
Securities owned, at fair value ($3,892,825,656 is pledged as collateral)		9,023,383,599
Accrued interest and dividends receivable		2,032,160
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,132,037		290,038
Other assets		1,728,046
	$	10,887,986,919

Liabilities and Shareholders' Deficit

Liabilities:		
Senior note payable	$	3,350,323,466
Bank loan payable		1,005,590,000
Promissory note payable		196,039,992
Securities loaned		3,943,512,347
Payable to brokers, dealers, and clearing organizations		2,335,150
Securities sold, not yet purchased, at fair value		1,688,544,124
Accrued interest and dividends payable		3,247,814
Accounts payable and accrued expenses		66,353,964
Accounts payable to affiliate		2,915,197
		10,258,862,054
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		637,129,975
Shareholders' deficit (note 2)		(8,005,110)
Total liabilities and shareholders' deficit	$	10,887,986,919

See accompanying notes to the statement of financial condition.

BMO NESBITT BURNS TRADING CORP. S.A.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Notes to Statement of Financial Condition

October 31, 2010

(1) Organization and Description of Business

BMO Nesbitt Burns Trading Corp. S.A. (the "Company") is a corporation organized under the laws of Luxembourg as a "Societe Anonyme." The Company is 99% owned by Bank of Montreal Holding Inc. and 1% owned by Bank of Montreal. Bank of Montreal Holding Inc. is a wholly owned subsidiary of Bank of Montreal ("Ultimate Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a U.S. securities broker-dealer. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation.

The Company is a self-clearing broker-dealer and a member of the Depository Trust Company and the National Securities Clearing Corporation. The Company is a member of The Options Clearing Corporation where it clears some of its stock borrows and loans.

Through its New York office, the Company trades and invests for its own accounts in securities and derivative instruments pursuant to certain defined trading strategies. The Company does not execute trades on behalf of customers or carry customer positions or accounts.

(2) Restatement to Previously Issued Financial Statements

The Depository Trust and Clearing Corporation ("DTCC") informed the Company during November 2010 that DTCC's subsidiary, The Depository Trust Company ("DTC"), in its capacity as tax withholding agent, had reevaluated its withholding practices, and had determined that it should have collected from the Company and remitted to the IRS withholding taxes relating to certain securities lending transactions involving exchange traded funds ("ETFs"). As a result, the Company undertook a review of its trading activities related to ETFs and determined that an accrual of $46,929,964 should have been recorded in prior periods. As of October 31, 2010, the Company has recorded an estimated liability of approximately $62,948,000 for withholding taxes (including interest and penalties) in the accompanying statement of financial condition, and an adjustment to the opening shareholders' equity balance as previously presented of $46,929,964. Subsequent to October 31, 2010, the Company paid $27,930,575 related to this matter. The amount that will ultimately be paid may differ from the estimated amount.

(3) Significant Accounting Policies

Basis of Presentation

The Company maintains its financial records in United States dollars. This statement of financial condition is prepared under accounting principles generally accepted in the United States of America.

FASB Launches Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, *The "FASB Accounting Standards Codification" and the Hierarchy of Generally Accepted Accounting Principles* ("ASC 105"). The Statement establishes the FASB Accounting Standards Codification ("Codification" or "ASC") as the single source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other

nongrandfathered, non-SEC accounting literature not included in the Codification have become nonauthoritative. Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASU"), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

The Company is providing references to the Codification topics alongside references to the existing standards.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities and derivative transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from brokers, dealers, and clearing organizations. Securities owned, securities sold, not yet purchased, and other financial instruments used for trading or hedging purposes are recorded at market or fair value.

Derivative Instruments

The Company's derivative instruments are held or issued for trading and hedging purposes and are carried at either market value or, when market prices are not readily available, fair value as determined by management. Derivative instruments, except for options, in a gain position are reported as assets in receivable from brokers, dealers and clearing organizations in the statement of financial condition. Similarly, derivative instruments in a loss position are reported as liabilities in payable to brokers, dealers and clearing organizations in the statement of financial condition. Options are reported as securities owned and securities sold, not yet purchased, at fair value in the statement of financial condition.

Cash margin on futures contracts is included in receivable from brokers, dealers, and clearing organizations.

Securities Lending Activities

Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash

collateral advanced or received adjusted for additional collateral obtained or received. Interest on such transactions is accrued and is included in the statement of financial condition in accrued interest and dividends receivable and payable.

The Company enters into securities borrowed and loaned transactions solely to support its proprietary trading activities, including coverage of short sales and fails. Securities borrowed and loaned activities are ancillary to the Company's proprietary trading activities. If the counterparty to a securities loaned transaction does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the fair value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure. As of October 31, 2010, the fair value of assets that the Company has pledged to counterparties under securities loaned transactions is $3,892,825,656. These assets consist of trading securities where the counterparty has the right to re-pledge or sell the security. The Company has also received similar assets as collateral as of October 31, 2010, with a fair market value of $1,665,056,253.

Income and Withholding Taxes

The Company is a Luxembourg Societe Anonyme and, as such, pays taxes to the Grand Duchy of Luxembourg based on net income earned in Luxembourg. The U.S. activities of the Company do not give rise to a U.S. trade or business under U.S. tax law and, thus, do not subject the Company to U.S. Federal, state or local income taxes. The Company is, however, subject to non-recoverable U.S. Federal withholding taxes on U.S. sourced dividends. The withholding tax rate on the dividends received on these securities is 15 percent pursuant to the Luxembourg / United States tax treaty.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date. Deferred tax assets are subject to reduction by a valuation allowance. A valuation allowance is recognized if, based on the weight of available evidence, management believes it is more likely than not that some or all of the gross deferred tax asset will not be realized.

Depreciation and Amortization

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation for furniture and equipment is provided on a straight-line basis using estimated useful lives of between three and ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Fair Value Measurements (ASC 820-10/ SFAS 157)

"Fair Value Measurements and Disclosures" ("ASC 820-10/ SFAS 157"), defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

ASC 820-10 (SFAS 157) also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market.

(4) Cash Segregated Pursuant to Federal and Other Regulations

The Company has segregated $280,000 in a "special reserve bank account for the exclusive benefit of customers" in accordance Rule 15c3-3 of the SEC. This amount is included in cash in the accompanying statement of financial condition.

(5) Receivable from and payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at October 31, 2010, consist of the following:

	Receivable	Payable
Securities failed-to-deliver / receive	$ 78,000	25,044
Receivable from / payable to other brokers and non-customers	93,025,820	—
Receivable from / payable to clearing organizations	50,094,948	2,310,106
	$ 143,198,768	2,335,150

Included in receivable from brokers, dealers, and clearing organizations is $31,742,492 of mark-to-market gains related to the Company's outstanding cross currency swaps and forward exchanges with the Ultimate Parent, which are utilized by the Company to economically hedge the foreign exchange exposure related to its senior note payable, subordinated loan, intercompany promissory note and various securities positions, which are denominated in Canadian dollars.

(6) Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, consist of the following at October 31, 2010:

		Owned	Sold, Not Yet Purchased
Equity securities	$	8,062,217,492	1,687,930,811
Options		961,166,107	613,313
	$	9,023,383,599	1,688,544,124

Securities sold, not yet purchased, involve an obligation to purchase such securities at a future date. Such securities are exposed to market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected on the statement of financial condition. The Company will incur a loss if the market value of the securities sold, not yet purchased, subsequently increases.

(7) Derivative Instruments

The Company enters into a variety of derivative transactions including futures contracts, options contracts, cross currency swap transactions and forward exchanges. These transactions generally require future settlement, and are either executed on an exchange or traded as OTC instruments.

Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument at a specified future date and price (or, with respect to futures contracts on indices, the net cash amount). Maintaining a futures contract will typically require the Company to deposit with the futures exchange (or other financial intermediary), as security for its obligations, an amount of cash or other specified asset (initial margin) that typically ranges from 1% to 10% of the face amount of the contract (but may be higher in some circumstances). Additional cash or assets (variation margin) may be required to be deposited daily as the mark-to-market value of the futures contract fluctuates. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement (for index futures) on the settlement date, or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. Options represent the right to buy or sell equity securities and indexes that is granted in exchange for an agreed upon sum. If the right is not exercised after a specific period, the option expires and the option buyer forfeits the money paid for the option. Currency swaps involve the exchange of coupon payments in one currency for coupon payments in another currency. Forward exchanges involve the purchase or sale of foreign currency at an exchange rate established now but with payment and delivery at a specified future date.

The following table includes the disclosure of the notional amounts of the Company's derivative financial instruments. The determination of notional amounts does not consider any market risk factors. Notional amounts are indicative only of the volume of activity and are not a measure of market risk. Market risk is influenced by the nature of the items that comprise a particular category of financial instrument. Market risk is also influenced by the relationship among the various off-balance-sheet categories as well as the relationship between off-balance-sheet items and items recorded in the Company's statement of financial

condition. For all of these reasons, the interpretation of notional amounts as a measure of market risk could be materially misleading.

A summary of the Company's derivative instruments as of October 31, 2010 is as follows:

		Notional Amount	Current Market or Fair Value: Assets	Current Market or Fair Value: Liabilities
Futures contracts	$	7,221,866,956	-	311,893,324
Options contracts		3,908,414,150	961,166,107	613,313
Cross currency swaps & forward exchanges		4,154,315,727	31,742,492	—

The fair value of the futures and options contracts noted above is offset against a margin balance of $339,535,010. The fair value of futures and margin is included in receivable from brokers, dealers, and clearing organizations in the accompanying statement of financial condition. The cross currency swap and forward exchange market value is included in receivable from brokers, dealers, and clearing organizations, as referred to in Note 5.

The annual average balances of the Company's derivative instruments, based on month-end balances, are as follows:

	Average fair value for the year-ended October 31, 2010			
		Assets		Liabilities
Futures contracts	$	70,404,565	$	109,670,293
Options contracts		712,597,841		262,349
Cross currency swaps & forward exchanges		48,111,107		38,972,642

(8) Fair Value (ASC 820-10 / SFAS 157 and ASC 825-10/ SFAS 159)

Determination of Fair Value

The Company measures fair value using the procedures set out below for all assets and liabilities measured at fair value, irrespective of whether they are carried at fair value as a result of an election under ASC 825-10 (SFAS 159), or whether they were previously carried at fair value.

For exchange traded securities, comprised of exchange-traded equity and option securities and securities sold not yet purchased, quoted market value is considered to be fair value. Fair value for exchange-traded derivatives, comprised of futures and options, is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives, comprised of cross currency swaps and forward

transactions is determined using multi-contributor prices or zero coupon valuation techniques further adjusted for credit, model and liquidity risks, as well as administration costs.

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at October 31, 2010:

Description			Fair Value Measurements at October 31, 2010 Using		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Securities owned:	$				
Equity securities		8,062,217,492	8,062,217,492	-	-
Options		961,166,107	961,166,107	-	-
		9,023,383,599	9,023,383,599	-	-
Derivatives		31,742,492	-	31,742,492	-
	$	**9,055,126,091**	**9,023,383,599**	**31,742,492**	-
Liabilities					
Securities sold, not yet purchased:	$				
Equity securities		1,687,930,811	1,687,930,811	-	-
Options		613,313	613,313	-	-
		1,688,544,124	1,688,544,124	-	-
Derivatives		311,893,324	311,893,324	-	-
	$	**2,000,437,448**	**2,000,437,448**	-	-

(9) Borrowings With Affiliates

The Company has U.S. dollar uncommitted credit facilities totaling $4,500,000,000 with the Ultimate Parent. These uncommitted credit facilities provide the Company with the opportunity to enter into overnight or term loans at rates of corresponding overnight or term LIBOR. As of October 31, 2010, the

Company had $1,005,590,000 outstanding under these uncommitted credit facilities. This amount is included in bank loan payable in the accompanying statement of financial condition.

On December 18, 2003 the Company entered into a non-interest bearing promissory note with Bank of Montreal Holding Inc. for 200,000,000 Canadian dollars. The note is payable on demand of the lender and has a final maturity of December 17, 2013. The amount outstanding at October 31, 2010 is $196,039,992. The Company then entered into a forward exchange to economically hedge the foreign currency exposure.

(10) Senior Note Payable

The Company's senior note payable to BMO Holding Finance LLC, an affiliate, consists of the following as of October 31, 2010:

Due August 3, 2013, accruing interest at the 1-Month Canadian Dollar Offer Rate ("CDOR")	$ 3,350,323,466

The 1-Month CDOR was approximately 1.185% at October 31, 2010.

The Company has drawn down on all loans available under this agreement, which are repayable upon the demand of the lender and have a final maturity of August 3, 2013.

On August 3, 2010 the Company exercised its right to repay without penalty all of the outstanding loans and close its existing Senior Credit Agreement with Bank of Montreal Holding Inc. that it entered into on August 2, 2005. On the same day the Company then entered into a new Senior Credit Agreement with Bank of Montreal Holding Inc. for a maximum of 3,418,000,000 Canadian dollars with an interest rate of CDOR. All loans under this agreement are repayable upon demand of the lender and have a final maturity of August 3, 2013. On August 3, 2010 the Company drew down 3,418,000,000 Canadian dollars under the agreement. On the same day of each draw down, each loan was subsequently assigned by Bank of Montreal Holding Inc. to BMO Holding Finance LLC, its subsidiary.

(11) Liabilities Subordinated to Claims of General Creditors

On August 3, 2010 the Company prepaid its existing subordinated loan agreement with Bank of Montreal Holding Inc. for the Canadian dollar equivalent of $677,088,422 (originally, $582,206,166 on date of issuance). On the same day the Company entered into a new subordinated loan agreement with Bank of Montreal Holding Inc. for the Canadian dollar equivalent of $635,075,721. The loan matures on August 3, 2013 and accrues interest at CDOR plus 106 basis points.

The subordinated loan is covered by an agreement approved by the FINRA and is available for net capital under the Uniform Net Capital Rule of the SEC. To the extent that the subordinated loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. On August 3, 2010, the subordinated loan was assigned by Bank of Montreal Holding Inc. to BMO Holding Finance LLC, its subsidiary. The assignment was approved by the FINRA as of August 3, 2010.

(12) Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirements pursuant to SEC Rule 15c3-3. At October 31, 2010, the Company had net capital of $201,467,962, which was $201,217,962 in excess of its required net capital of $250,000.

(13) Benefit Plans

The Company's employees participate in various noncontributory defined benefit pension plans and a postretirement medical plan of Harris NA, an affiliate.

(14) Contingent Liabilities

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected in the statement of financial condition as of October 31, 2010 related to these contingent liabilities.

(15) Financial Instruments

Market Risk

The equity and derivative financial instruments traded by the Company, at market or fair value, in the accompanying statement of financial condition, involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, currency exchange rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Fair Value of Financial Instruments

The Company believes that the carrying value of its assets and liabilities is a reasonable estimate of fair value due to their short term nature. Securities borrowed and loaned are carried at contract amount plus interest, which approximates fair value due to their highly liquid nature. Securities owned and securities sold, not yet purchased, are carried at fair value. Fair value for these instruments is estimated using available market quotations for traded instruments.

Market quotations for traded instruments are obtained from various sources, including the major securities exchanges and dealers. The estimated fair value of the Company's liabilities subordinated to the claims of general creditors, based upon current rates offered to the Company for similar types of borrowing arrangements, approximates carrying value.

Financial Instruments with Off-Balance-Sheet Risk

During 2010, the Company entered into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, options, cross currency swaps and forward exchanges. These derivative financial instruments are used to conduct trading activities and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are often entered into to economically hedge other positions or transactions.

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for swap agreements is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates. The Company had certain transactions, including commitments, which, in accordance with industry practice, were not recorded on the statement of financial condition. These commitments, certain of which are with affiliated parties, are undertaken in the normal course of business. The settlement of these commitments is not expected to have a material adverse effect on the Company's financial position.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The instruments are recognized at market value and changes in the market value directly affect reported income. Exposure to market risk is managed in accordance with risk limits set by senior management, by buying or selling instruments or entering into offsetting positions.

The Company's securities loaned activities, utilized by the Company to support its proprietary trading activities, require the Company to pledge its securities as collateral. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(16) Transactions with Affiliates

In addition to the transactions with affiliates disclosed in Notes 9, 10 and 11 above, the Company has entered into administrative service agreements with BMO Capital Markets Corp. ("BMO CMC") and the New York branch of the Ultimate Parent, whereby the Company pays a fee for administrative services. Administrative services include a portion of compensation, communication, occupancy and other administrative expenses for support required by the Company's New York office to operate in the United States, as well as fees related to office space and facilities and reimbursement of any direct expenses incurred on the Company's behalf.

On November 15, 2002, the Company entered into a $100,000,000 standby letter of credit facility with the Ultimate Parent. As of October 31, 2010 the Company did not have any amounts outstanding under this facility.

On October 31, 2010, the Company had securities borrowed and securities loaned with BMO CMC of $1,093,009,664 and $3,802,776,500, respectively.

The Company clears certain derivative transactions through BMO CMC and as of October 31, 2010 it had a payable of $2,310,106 pertaining to this activity.

(17) Income Taxes

The Company had no deferred tax asset or valuation allowance at October 31, 2010.

(18) Subsequent Events

In accordance with implementing ASC 855/ SFAS No. 165, "Subsequent Events" (ASC 855/ SFAS 165), the Company evaluated subsequent events through January 13, 2011, the date the financial statements were issued and noted no material impact of the Company's financial statements, except for the matter reported in note 2.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Nesbitt Burns Trading Corp. S.A.:

In planning and performing our audit of the financial statements of BMO Nesbitt Burns Trading Corp. S.A. (the Company) as of and for the year ended October 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected in a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the BMO Nesbitt Burns Trading Corp. S.A. as of and for the year ended October 31, 2010, and this report does not affect our report thereon dated January 13, 2011.

As of October 31, 2010, the Company's internal controls in its trading, operations and tax departments were not collectively effective in the identification, communication and escalation of potential withholding tax obligations associated with certain trading strategies involving exchange-traded funds ("ETFs"). This deficiency in the effectiveness of internal control gave rise to an accounting error in the measurement and recording of U.S. withholding tax liabilities related to the fiscal years ended October 31, 2005 though 2009, and to the related restatement of the Company's previously issued financial statements, as discussed in note 2 to the accompanying financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2010, to meet the SEC's objectives, except for the deficiency in internal control that we consider to be a material weakness, as described above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 13, 2011